Exhibit 3.1

AMENDMENT TO THE AMENDED AND RESTATED BY-LAWS OF DILIGENT CORPORATION

(As amended effective February 12, 2016)

A new Section 10.5 is hereby appended to Article X of the Bylaws of Diligent Corporation, a Delaware corporation, as follows:

10.5. Forum for Adjudication of Disputes.  Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action asserting a claim of breach of fiduciary duty owed by any director or officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders; (iii) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the DGCL, the Certificate of Incorporation or these Bylaws (in each case, as may be amended from time to time); (iv) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine; or (v) any other internal corporate claim as defined in Section 115 of the DGCL or any successor provision, shall be in the Court of Chancery of the State of Delaware, or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the Superior Court of the State of Delaware, or, if the Superior Court of the State of Delaware does not have jurisdiction, the United States District Court for the District of Delaware, or, the Courts of New Zealand,.  Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 10.5.  If any action the subject matter of which is within the scope of this Section 10.5 is filed in a court other than a court located within the State of Delaware or the country of New Zealand (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed, to the fullest extent permitted by law, to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware or the Courts of New Zealand in connection with any action brought in any such court to enforce the preceding sentence and (ii) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.  Failure to enforce the foregoing provisions would cause the Corporation irreparable harm and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions.